UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Departure of Director and Principal Officer

On March 18, 2026, Mr. Junsei Ryu resigned from his position as the Chief Executive Officer, a director of the board of directors (the “Board), a member of the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), effective immediately. Mr. Ryu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Director and Principal Officer

On the same day, the Board passed the resolutions to appoint Mr. Takahiko Onozuka as the Chief Executive Officer, a director, Chairman of the Board and a member of Compensation Committee and Nominating and Corporate Governance Committee, effective on March 18, 2026. In connection with the appointment, on March 18, 2026, the Company entered into an employment agreement and an indemnification agreement with Mr. Onozuka. The terms of the agreements are consistent with the Company’s standard arrangements for its directors and executive officers.

The following sets forth certain information concerning the past employment history of Mr. Onozuka and his qualifications to serve as our director:

Mr. Takahiko Onozuka serves as our Chief Executive Officer, director and Chairman of the Board of Directors. Mr. Onozuka has over 40 years’ experience in international finance, energy infrastructure and decarbonization, where he was involved in project and structured finance, business origination, risk management, and stakeholder engagement across Asia, Europe, the Middle East, and Africa. Since September 9, 2025, he served as the general manager of Global Decarbonization Promoting Office of Abalance Corporation, a public company listed on the Tokyo Stock Exchange. From October 2012 to August 2025, he served as an assistant to the general manager of Sumitomo Corporation, where he was involved in investment and project development of large-scale Independent Power Producer (IPP) projects, primarily gas-fired power plants in the Middle East, as well as coal-fired power projects in Indonesia and Vietnam and decarbonization initiatives for hard-to-abate industries, including steel, cement and aluminum sectors. Mr. Onozuka worked for 28 years at the Export-Import Bank of Japan, which was reorganized into the Japan Bank for International Cooperation (JBIC), where he was engaged in sovereign and corporate finance, structured and project finance for overseas infrastructure and resource-related investments in collaboration with Japanese trading houses, and climate-change policy and renewable energy initiatives.

Mr. Onozuka holds nationally accredited professional certifications in Japan, including First-Class Bookkeeping Certification, Certified Energy Manager and Third-Class Electrical Chief Engineer, Mr. Onozuka obtained his bachelor’s degree in law from Waseda University in Japan.

We believe Mr. Onozuka is qualified to serve as our director because of his extensive experience in management, finance and the energy industry.

Copies of form of the employment agreement and form of the indemnification agreement are being furnished as Exhibits 99.1 and 99.2 with this Report on Form 6-K. The foregoing descriptions of the employment agreement and the indemnification agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the employment agreement and the indemnification agreement.

On March 18, 2026, the Company issued a press release announcing the appointment of new officer and director. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement
10.2	Form of Indemnification Agreement
99.1	Press release dated March 18, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: March 25, 2026

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